Exhibit 2.1

ASSET PURCHASE AGREEMENT

DATED AS OF JUNE 5, 2008

BY AND AMONG

GLOBAL GEOPHYSICAL SERVICES, INC.,

WEINMAN GEOSCIENCE, INC.,

WGI SUB, LLC,

BARRY L. WEINMAN,

and

JANE L. WEINMAN

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of this 5 day of June, 2008 by and among GLOBAL GEOPHYSICAL SERVICES, INC., a Delaware corporation (the “Buyer”), WEINMAN GEOSCIENCE,  INC., a Texas corporation (the “Seller”), WGI Sub, LLC, a Texas limited liability company (“Sub”), Barry L. Weinman, an individual resident in Collin County, Texas (“Weinman”), and Jane L. Weinman, an individual resident in Collin County, Texas (together with Weinman, the “Shareholders”).

RECITALS

WHEREAS, Seller is engaged in the business of seismic data processing and interpretation (the “Business”);

WHEREAS, the Seller desires to transfer to the Buyer substantially all of the assets related to the Business, and the Buyer desires to acquire such assets, all upon the terms and subject to the conditions set forth herein; and

WHEREAS, the parties hereto desire to set forth certain representations, warranties and agreements, all as more fully set forth below;

AGREEMENT

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

As used in this Agreement, the following terms have the following respective meanings:

“Affiliate” means, as to the Person specified, any Person controlling, controlled by or under common control with such Person, with the concept of control in such context meaning the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of another, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning specified in the opening paragraph.

“Allocation Statement” has the meaning specified in Section 3.6(a).

“Annual Earnout EBITDA” is the EBITDA determined in accordance with  Schedule 1.1A of this Agreement (i) for the period from June 1, 2008 through June 30, 2009, annualized by dividing the EBITDA so determined by 13 and multiplying the result by 12 and (ii) for the period  from July 1, 2009 through June 30, 2010.

“Applicable Laws” has the meaning specified in Section 5.10.

“Assets” has the meaning specified in Section 2.1.

“Assumed Liabilities” has the meaning specified in Section 2.3.

“Assignment and Assumption Agreement” has the meaning specified in Section 4.2(b).

“Business” has the meaning specified in the Recitals.

“Business Day” means any other day other than (a) a Saturday or a Sunday or (b) any other day on which banks in Houston, Texas are permitted or required to be closed.

“Buyer” has the meaning specified in the opening paragraph to this Agreement.

“Buyer Financial Statements” has the meaning specified in Section 6.7.

“Buyer MAE” means a single event, occurrence or fact that, together with all other events, occurrences and facts, would have, or would reasonably be expected to have a material adverse effect on the condition, business, or operations of the Buyer considered as a whole.

“Change of Control” has the meaning specified in Section 3.4(d).

“Claims” has the meaning specified in Section 8.1.

“Closing” shall mean the time at which the Seller transfers the Assets to the Buyer and the Buyer pays to the Seller the Initial Purchase Amount.

“Closing Balance Sheet” has the meaning specified in Section 3.6(a).

“Closing Date” has the meaning specified in Section 4.1.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” means shares of common stock of the Buyer registered and listed in a Qualified Public Offering, as defined below.

“Contracts” has the meaning specified in Section 2.1(d).

“Earnout Amount” has the meaning specified in Section 3.4(a).

“Earnout Determination Date” has the meaning specified in Section 3.4(c)(v).

“Earnout Payment” has the meaning specified in Section 3.4(a).

“Earnout Period” means the period from June 1, 2008 through June 30, 2010.

“Earnout Trigger Event” has the meaning specified in Section 3.4(d).

“Effective Date” shall mean 11:59 p.m. on May 31, 2008.

“Employees” or “Employee” has the meaning specified in Section 7.3(a).

“Employment Agreements” has the meaning specified in Section 4.2(i).

“Encumbrances” means liens, charges, pledges, options, mortgages, security interests, claims, easements, rights-of-way, servitudes, title defects, rights of third parties and other encumbrances of every type and description, whether imposed by law, agreement, understanding or otherwise.

“Environmental Laws” has the meaning specified in Section 5.8(g).

“Environmental Permits” has the meaning specified in Section 5.8(b).

“Equipment” has the meaning specified in Section 2.1(f).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Excluded Assets” has the meaning specified in Section 2.2.

“Financial Statements” has the meaning specified in Section 5.14.

“GAAP” means those generally accepted accounting principles and practices which are recognized as such on the Closing Date by the American Institute of Certified Public Accountants acting through its Accounting Principles Board or by the Financial Accounting Standards Board or through other appropriate boards or committees thereof.

“General Conveyance” has the meaning specified in Section 4.2(b).

“Governmental Entity” means any court or tribunal in any jurisdiction (domestic or foreign) or any public, governmental or regulatory body, agency, department, commission, board, bureau or other authority or instrumentality (domestic or foreign).

“Indemnified Party” has the meaning specified in Section 8.3.

“Indemnifying Party” has the meaning specified in Section 8.3.

“Individual Share” has the meaning specified in Section 3.5(d).

“Initial EBITDA Report” has the meaning specified in Section 3.4(c)(i).

“Initial Payment” has the meaning specified in Section 3.1.

“Instruments” has the meaning specified in Section 5.13.

“Intellectual Property” means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto and all patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names and corporate names, together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, including without limitation, the names “Weinman” and “GeoScience”, the Seller’s logo, and the website “weinmangeoscience.com and any other web addresses ending in ..com, .org and .net, (c) all copyrightable works, all copyrights and all applications, registrations and renewals in connection therewith, (d) all mask works and all applications, registrations and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, knowhow, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals), (f) all computer software (including data and related documentation), (g) all other similar proprietary rights and (h) all copies and tangible embodiments thereof (in whatever form or medium).

“Interim Statements” has the meaning specified in Section 6.7.

“Key Employees” mean the individuals listed on Schedule 1.1B.

“Lease Assignments” has the meaning specified in Section 4.2(c).

“License Agreement” has the meaning specified in Section 4.2(j).

“Neutral Accountant” has the meaning specified in Section 3.4(c)(iii).

“Non-Compete Term” has the meaning specified in Section 7.4.

“Nonassignable Assets” has the meaning specified in Section 7.12.

“Notes” has the meaning specified in Section 3.3.

“Objection Notice” has the meaning specified in Section 3.4(c)(ii).

“Original Individual Share” has the meaning specified in Section 3.3.

“Party” means any Person who is a party to this Agreement.

“Permits” means the certificates, licenses, permits, consents, operating authorities, orders, exemptions, franchises, approvals, registrations and other authorizations and applications therefore specifically associated with the maintenance and operation of the Assets or the Business.

“Permitted Encumbrances” means (i) Encumbrances for Taxes, assessments and governmental charges not yet due and payable or the validity of which are being contested in good faith by appropriate proceedings; (ii) statutory liens arising in the ordinary course of business, excluding any mortgage; and (iii) utility easements, building restrictions and such other encumbrances or charges against Real Property as are of a nature generally existing with respect to properties of a similar character.

“Person” shall mean a corporation, an association, a partnership, a limited liability company, a joint venture, an entity, an organization, a business, an individual or a Governmental Entity.

“Proceedings” means all proceedings, actions, claims, suits, investigations and inquiries by or before any arbitrator or Governmental Entity.

“Purchase Price” has the meaning specified in Section 3.1.

“Real Property” has the meaning specified in Section 2.1(b).

“Qualified Departure” has the meaning specified in Section 3.5(d).

“Qualified Public Offering” means a firmly underwritten public offering of the Buyer’s Common Stock pursuant to an effective registration statement under the Securities Act of 1933, as amended, as long as following such offering the shares of Common Stock are listed on NASDAQ, any United States national securities exchange or the London Stock Exchange.

“Real Property” has the meaning specified in Section 2.1(b).

“Retained Liabilities” has the meaning specified in Section 2.4.

“Retention Adjustment” has the meaning specified in Section 3.4(a).

“Second Payment” has the meaning specified in Section 3.1.

“Seller” has the meaning specified in the opening paragraph to this Agreement.

“Seller Benefit Plans” means any employment, bonus, incentive compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, leave of absence, vacation, cafeteria, life, health, medical, disability, severance, , fringe benefit or other employee benefit plan entered into, established, maintained, sponsored, contributed or required to be contributed to for the benefit of any director, employee or consultant of Seller with respect to which any liability exists on the date of this Agreement or may exist at any time subsequent hereto.

“Seller MAE” means a single event, occurrence or fact that, together with all other events, occurrences and facts, would have, or would reasonably be expected to have, (x) a material adverse effect on the condition, business, or operations of the Assets considered as a whole or (y) a material adverse effect on the ability of the Buyer to operate the Business after the Closing Date.

“Seller’s Knowledge” means that the Seller will be deemed to have knowledge of a particular fact or other matter(s) if (a) any of the Shareholders have knowledge after reasonable internal enquiry of the employees of Seller who have specific responsibility over the applicable subject matter or (b) any of the following persons has actual knowledge: Victoria Sublette, Galen Threadgold, Charles Sicking, William McLain, and Stuart Nelan.

“Shareholders” has the meaning specified in the opening paragraph.

“Shares” means the shares of Common Stock possibly issued to the Seller and Sub in accordance with Section 3.3 and Section 3.4.

“Slip-Sweep Code” has the meaning specified in Section 7.6.

“Slip-Sweep Code License” has the meaning specified in Section 7.6.

“Solvent” has the meaning specified in Section 5.15.

“Stockholders Agreement” means the Global Geophysical Services, Inc. Stockholders Agreement, substantially in the form attached hereto as Exhibit F, as may be amended or restated.

“Sub” has the meaning specified in the opening paragraph to this Agreement.

“Sub Earnout Amount” has the meaning specified in Section 3.4(a).

“Sub Note” has the meaning specified in Section 3.5(a).

“Tax” or “Taxes” means all federal, state, local, foreign and other taxes, charges, fees, duties, levies, imposts, customs or other assessments, including, without limitation, all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, profit sharing, license, lease, service, service use, value added, withholding, payroll, employment, excise, estimated, severance, stamp, recording, occupation, premium, property, windfall profits, or other taxes, fees, assessments, customs, duties, levies, imposts, or charges of any kind whatsoever, together with any interest, penalties, additions to tax, fines or other additional amounts imposed thereon or related thereto, and the term “Tax” means any one of the foregoing Taxes.

“TBCA” means the Texas Business Corporation Act, as amended.

“Transferred Employees” has the meaning specified in Section 7.3(a).

“Vehicles” has the meaning specified in Section 2.1(e).

“Weinman” has the meaning specified in the opening paragraph to this Agreement.

“Weinman Crew” has the meaning specified in Section 3.4(b).

ARTICLE II

PURCHASE AND SALE OF ASSETS

2.1          Assets.  Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, and upon the terms and subject to the conditions contained herein, the Seller shall sell, assign, transfer, deliver and convey (or cause to be sold, assigned, transferred, delivered and conveyed) to the Buyer, and the Buyer shall purchase, free and clear of any Encumbrances, other than Permitted Encumbrances, the assets of the Seller, other than the Excluded Assets (as defined in Section 2.2, below), of every kind and description wherever located and whether tangible or intangible or real, personal or mixed, and as the same shall exist on the Closing Date, whether or not appearing on the books of the Seller, set forth below (collectively, the “Assets”) including, without limitation, the following:

(a)   Intentionally Omitted;

(b)   all of Seller’s real property (the “Real Property”), including the structures, improvements, buildings, and fixtures located thereon, and all other interests in such real property appurtenant thereto, including, without limitation, all leaseholds, easements, rights of way, licenses and other rights and interests of Seller pertaining to such real property, all as described on Schedule 2.1(b) attached hereto;

(c)   all fixtures and improvements, including storage facilities, laboratories, works, structures, fixtures, landings, construction in progress, improvements, betterments, installations and additions constructed, erected, or located at any Real Property, all to the extent owned and transferable by the Seller;

(d)   all of Seller’s right, title and interest of in, to and under the contracts, agreements, leases, commitments, licenses (including software licenses, end-user maintenance contracts, OEM and VAR contracts, and various professional services contracts), sales and purchase orders, product warranties and proprietary information  relating primarily to the Business which remain in effect on the Closing Date, all of which are listed or described on Schedule 2.1(d) (collectively, the “Contracts”) and all rights (including rights of refund and offset), privileges, deposits, claims, causes of action and options relating or pertaining to any of the Contracts;

(e)   all the trucks, trailers and other certificated vehicles used in the Business, including, without limitation, all of the items described in Schedule 2.1(e) (the “Vehicles”);

(f)    all of Seller’s furniture, equipment, machinery, apparatus, tools, dies, appliances, vehicles, pumps, motors, tanks, implements, spare parts, supplies, telephone equipment and all other office equipment and all other tangible personal property of every kind and description (other than the Vehicles) (the “Equipment”). The Equipment includes, without limitation, all of the items listed in Schedule 2.1(f);

(g)   all right, title and interest of Seller in computer equipment and hardware, including, without limitation, all central processing units, terminals, disk drives, tape drives, electronic memory units, printers, keyboards, screens, peripherals (and other input/output devices), modems and other communication controllers, and any and all parts and appurtenances thereto, together with all intellectual property used by Seller in the operation of such computer equipment and hardware, including, without limitation, all software, all of Seller’s rights under any licenses related to Seller’s use, at any time, of such computer equipment, hardware or software, and all leases pursuant to which Seller leases any computer equipment, hardware or software, all as set forth on Schedules 2.1(g) and 2.1(k);

(h)   all licenses, permits, certificates, approvals, qualifications and the like, issued or to be issued by any government or governmental unit, whether federal, state, local or other, primarily relating to the Assets or the Business, to the extent transferable or assignable by the Seller, including, without limitation, those listed on Schedule 2.1(h);

(i)    all of Seller’s intangible assets, including, without limitation, the Intellectual Property of Seller, including, without limitation, those items of Intellectual Property listed on Schedule 2.1(i), agreements by others not to compete, and all other rights and privileges owned by the Seller or related to the sale of the Assets;

(j)    except as provided in Section 2.2(b), all books and records relating to the Business including all customer lists, supplier lists, manuals, books, files, procedures, systems, financial records, business records, production and purchase records, advertising materials, and catalogues used primarily in the Business (including all data and information stored on discs, tapes or other media and such discs, tapes or other media);

(k)   all transferable computer programs or other software owned by Seller, including, without limitation, those described on Schedule 2.1(k);

(l)    the business and goodwill of the Seller;

(m)  all prepaid expenses and deposits of the Seller;

(n)   any rights to causes of action, claims and demands that are or may be asserted by Seller relating primarily to the Business, including, without limitation, those listed on Schedule 2.1(n);

(o)   all insurance proceeds and insurance claims of Seller relating to all or any part of the Assets and, to the extent transferable, the benefit of and the right to enforce the covenants and warranties, if any, that Seller is entitled to enforce with respect to the Assets against Seller’s predecessors in title to the Assets;

(p)   all of the Seller’s backlog of orders for unperformed work on existing customer contracts, all of which are (i) accepted by the Seller in the ordinary course of business prior to the Closing or (ii) listed in Schedule 2.1(p) attached hereto and, in each case, not invoiced or shipped or canceled prior to the Closing;

(q)   all Seller’s rights, pursuant to the equipment lease agreements and equipment loan agreements listed on Schedule 2.1(q), to use the leased equipment set forth on such Schedule; and

(r)    all other or additional privileges, rights, interests, properties and assets of the Seller of every kind and description and wherever located.

2.2          Excluded Assets.  The Assets to be transferred by the Seller hereunder shall include only those described or referred to in Section 2.1 and no other assets or properties of the Seller shall be transferred hereunder.  Without limiting the generality of the preceding sentence, the Assets shall not include the assets identified below (collectively, the “Excluded Assets”):

(a)   all cash and cash equivalents of Seller, including, without limitation, all bank accounts, petty cash of Seller, temporary cash investments and instruments representing same (including, without limitation, marketable securities);

(b)   any and all books and records pertaining to the Seller, to the extent such books and records are not necessary for the ongoing operations of the Business by the Buyer and specifically including (i) all minute books, stock ledgers, company seals, and any ownership interests of the Seller held in treasury, (ii) all records that the Seller is required by law to retain in its possession, including those portions of personnel records relating to disciplinary matters or containing personal medical or health information; and (iii) the Seller’s books and records relating to the Business’s fiscal years prior to 2007;

(c)   all accounts receivable and all earned but unbilled revenue as of the Effective Date, including the accounts receivable and earned but unbilled revenue identified on Schedule 2.2(c) attached hereto; and

(d)   the assets identified on Schedule 2.2(d).

Notwithstanding the foregoing, any claims or rights of the Seller under warranties relating to the Assets given by third parties shall be considered a Purchased Asset, to the extent transferable.

2.3          Assumed Liabilities.  Subject to Section 2.4, the Buyer hereby assumes only the following obligations of the Seller (collectively, the “Assumed Liabilities”):

(a)   all accrued vacations liability, accrued bonus liability, deferred revenue/customer overpayments, and property taxes payable, all as set forth on Schedule 2.3;

(b)   all obligations of Seller under the express written terms of the Contracts; and

(c)   the other obligations identified on Schedule 2.3.

2.4          Retained Liabilities.  Except for the Assumed Liabilities, the Buyer does not assume and is not in any way liable or responsible for any liabilities or obligations of the Seller or its Affiliates; it being expressly acknowledged that it is the intention of the parties hereto that all liabilities that the Seller has as of the date hereof or may have in the future, whether fixed or contingent, whether known or unknown, and not expressly described in the definition of Assumed Liabilities shall be “Retained Liabilities” and remain the liabilities of the Seller.  Without limiting the generality of the foregoing, Seller shall remain liable for and shall promptly pay all trade accounts payable, received goods payable, and accrued accounts payable existing at the Effective Date, and shall retain all liabilities relating to the Excluded Assets, including but not limited to the Excluded Assets identified on Schedule 2.2(c) and Schedule 2.2(d).

2.5          Cooperation.  With respect to the Seller’s books and records that are retained by  the Seller, including without limitation Seller’s corporate, accounting, auditing and tax books, records (including work papers) and other books and records relating to the Seller, the Business, the Assets, the employees of the Seller that are hired by the Buyer and the Assumed Liabilities, the Buyer and its representatives shall have the right to inspect and, at such party’s expense, to copy the same at any time during regular business hours for any proper purpose.  For a period of seven (7) years following the date hereof, the Seller agrees that it will not destroy any of such books and records without having first offered to deliver the same to the Buyer.

ARTICLE III

PURCHASE PRICE

3.1          Payment of Purchase Price.  Subject to the terms and conditions of this Agreement and the Notes, the price to be paid by the Buyer to the Seller for the Assets is an aggregate amount equal to Twenty Two Million and No/100 Dollars ($22,000,000) plus the Earnout Payment, as defined below (the “Purchase Price”), subject to the post-Closing adjustments to the Purchase Price as provided in Section 3.2 and Section 3.5.  On the Closing Date, the Buyer shall pay to the Seller, by wire transfer of same day funds (in accordance with written instructions provided by the Seller), an amount equal to Ten Million and No/100 Dollars ($10,000,000) (the “Initial Payment”).  In addition, Buyer shall pay to the Seller (and, to the extent of any assignment from Seller, to Sub) Twelve Million and No/100 Dollars ($12,000,000), which shall be paid by the Buyer in accordance with Section 3.3 and Section 3.5 hereof (the “Second Payment”).  In addition, the Seller (and, to the extent of any assignment from Seller, the Sub) shall, subject to the terms and conditions of this Agreement, be entitled to the Earnout Payment, as defined below, pursuant to Section 3.4 and Section 3.5 hereof. The Earnout Payment shall be considered part of the Purchase Price.

3.2          Prorations of Certain Amounts.

(a)   Notwithstanding Section 2.1(m), certain assets and liabilities of the Seller are to be allocated between the Buyer and the Seller, and the procedure for the allocation of such assets and liabilities are as follows:

(i)            with respect to utility charges which relate to billing periods beginning before the Effective Date and ending after the Effective Date, the responsibility for payment will be allocated based on the number of calendar days in the relevant billing period before and after the Effective Date;

(ii)           with respect to ad valorem property, real estate and similar type taxes for the applicable tax year, the responsibility of payment will be allocated between the parties based on the number of calendar days of each party’s ownership thereof in the relevant tax year, and for purposes of calculating this proration, the amounts of such taxes on properties owned by the Seller on the Effective Date will be deemed to be the same as those incurred for 2007;

(iii)          with respect to rentals payable on leased property included as part of the Assets relating to lease periods beginning before the Effective Date and ending after the Effective Date, the responsibility for payment will be allocated based on the number of calendar days in the relevant lease period before and after the Effective Date; and

(iv)          with respect to other prepaid expenses of the Seller, the responsibility for payment will be allocated based on the number of calendar days in the relevant period before and after the Effective Date.

(b)           Notwithstanding any other provision of this Agreement, for purposes of giving economic effect to the transaction as of the Effective Date rather than the Closing Date, the Buyer will bear and pay, or promptly reimburse the Seller, as the case may be, for all expenses incurred in the operation of the Business after the Effective Date (including without limitation salaries and related payroll taxes) until the Closing Date, and the Buyer will receive all revenues earned from the operation of the Business after the Effective Date until the Effective Date.

(c)   On the Closing Date, the Initial Payment will be increased or decreased to reflect any of the prorations described in this Section 3.2 that have been agreed to by the Buyer and the Seller.  With respect to other proration amounts, the Seller will deliver to the Buyer a report within forty-five (45) days after the Closing Date indicating any other proration adjustments that are known to Seller at that time, together with reasonable supporting documentation therefore.  The Buyer shall then have ten days to review the report and supporting documentation.  If the Buyer does not object to the report during such ten-day period, the Buyer or the Seller, as applicable, shall promptly make the adjustment payment called for by the report.  If the Buyer objects in writing to the report during such ten-day period, the Buyer and the Seller shall promptly meet and in good faith attempt to resolve such objection(s).  Any such objection(s) which cannot be resolved between the Buyer and the Seller within thirty (30) days following the Seller’s receipt of the Buyer’s objection(s) shall be resolved in accordance with the procedures set forth in Section 3.4(c)(iii) and payment shall be made by Buyer or Seller, as applicable, within seven (7) days following the final determination of the amount of the proration payment.  To the extent a proration amount is not known by Seller at the time of Seller’s initial report Seller shall deliver one or more subsequent reports to Buyer describing and quantifying a proration amount promptly after ascertaining the such proration amount, and the parties will proceed to resolve any disputes and make any required payments following the procedures set forth in this paragraph.

3.3          Second Payment.  The Second Payment will be paid as follows:  On the first Business Day following the closing of a Qualified Public Offering, the Buyer shall issue to the Seller and Sub a number of shares of Common Stock calculated by dividing their respective portions of the Second Payment by the price per share offered in the Qualified Public Offering; provided, however, that if the Qualified Public Offering has not been consummated by the date that is six months after the date of the Effective Date, then within 10 days thereafter, the Buyer shall issue to the Seller and Sub promissory notes, in the forms attached hereto as Exhibits D-1 and D-2, in an aggregate principal amount equal to the amount of the Second Payment (the “Notes”), in lieu of issuing any shares of Common Stock. If the Qualified Public Offering is consummated prior to the time all principal of the Notes has been paid, then on the date the Qualified Public Offering is consummated (i) interest will cease to accrue on the Notes,  (ii) the Buyer shall pay all accrued but unpaid interest in cash, and (iii) the Notes will be automatically converted into the number of shares of Buyer’s Common Stock calculated by dividing the outstanding aggregate principal of the Notes at the time of the conversion by the price per share offered in the Qualified Public Offering.  The Seller shall assign its right to receive 55% of the Second Payment to Sub.  Seller has or will assign ownership interests in Sub to the Key Employees in the proportions (each an “Original Individual Share”) set forth on a schedule to be provided by the Seller to the Buyer no later than five Business Days after the Closing, which assigned interests (a) will be the only interests in Sub having the right to receive distributions of or from Sub’s share of the Second Payment and the Earnout Payment, and (b) will be forfeited by the holder thereof upon such holder’s Qualified Departure.   The Parties agree that nothing herein shall obligate the Buyer to enter into a Qualified Public Offering.

3.4          Earnout Payment.

(a)   As additional consideration for the purchase of the Assets, the Seller shall be entitled to an additional payment from the Buyer (the “Earnout Payment”), subject, however to all the terms and conditions of this Section 3.4 and subject to the provisions of Section 8.6.  The amount of the Earnout Payment shall be equal to the Earnout Amount minus the Retention Adjustment.  The “Earnout Amount” shall be equal to the lesser of (x) (i) 5.95 times the average of the two Annual Earnout EBITDAs of the Business during the Earnout Period, less (ii) Twenty Two Million and No/100 Dollars ($22,000,000), and (y) Ten Million and No/100 Dollars ($10,000,000).  The “Retention Adjustment” means an amount equal to the product of (x) the aggregate Original Individual Shares of all persons who have had a Qualified Departure times (y) 55% of the Earnout Amount.  The Seller shall assign to Sub its right to receive a portion of the Earnout Payment equal to (x) 55% of the Earnout Amount minus (y) the Retention Adjustment (the “Sub Earnout Amount”), and the Seller shall retain its right to receive a portion of the Earnout Payment equal to 45% of the Earnout Amount.

For example, if

•                  The Earnout Amount is determined to be $10,000,000, and

•                  Only one Key Employee has a Qualified Departure and that Key Employee’s Original Individual Share is 10%,

then

•                  The Earnout Payment will be $9,450,000,

•                  $4,500,000 of the Earnout Payment will be paid to the Seller, and

•                  $4,950,000 of the Earnout Payment will be paid to Sub.

(b)   During the Earnout Period, the Buyer shall account for the Business as a separate “crew” in Buyer’s accounting system (the “Weinman Crew”) in order that the Earnout Amount can be easily calculated.  The Buyer shall not make any change to the operation of the Business and the “Weinman Geosciences” division that would reasonably be expected to decrease the Earnout Amount (such as selling comparable services from, diverting customers to, or conducting a similar business in, some other division of the Buyer).  For purposes of calculating the Earnout Amount, the amount of corporate overhead allocated to the “Weinman Geosciences” division of the Buyer during the Earnout Period shall not exceed 5% of the gross revenue of the “Weinman Geosciences” division during the Earnout Period.  Furthermore, during the Earnout Period, the Buyer would provide at least $3,357,321.02 to the “Weinman Geosciences” division for capital expenditures and to fuel the long-term growth of the Business (including hiring additional employees and making investments), in accordance with Schedule 3.4(a) and Buyer’s normal budget and expense-authorization policies and procedures.

(c)          (i)            Within 60 days following the end of the Earnout Period, the Buyer shall provide to the Seller a report (the “Initial EBITDA Report”) containing a calculation of average annual Earnout EBITDA for the Earnout Period, together with a calculation of the Earnout Amount, if any, pursuant to Section 3.4(a).

(ii)           Unless Seller, within 45 days after delivery to it of the Initial EBITDA Report, delivers a notice to Buyer (an “Objection Notice”) (A) stating that Seller objects to any item or computation in connection with the calculation of average annual Earnout EBITDA for the Earnout Period, (B) specifying in reasonable detail the basis for such objection, and (C) containing a calculation of average annual Earnout EBITDA for the Earnout Period and the Earnout Amount pursuant to clause Section 3.4(a), the Initial EBITDA Report shall be deemed accepted by Seller.  During the 45-day period after Seller receives the Initial EBITDA Report, Seller and its representatives shall be afforded reasonable access to supporting documentation used by the Buyer to prepare, and shall be afforded reasonable access to the Buyer’s financial employees and accountants involved in the preparation of, the Initial EBITDA Report.

(iii)          If the Buyer and the Seller are unable to agree upon the calculation of average annual Earnout EBITDA for the Earnout Period within 30 days after an Objection Notice has been given by the Seller to the Buyer, such dispute shall be submitted by the Buyer and/or the Seller to a mutually acceptable nationally or regionally recognized independent accounting firm knowledgeable in the Seller’s industry, which has not had any relationship with the Buyer, the Seller or their Affiliates during the Earnout Period (the “Neutral Accountant”).  The Neutral Accountant shall calculate average annual Earnout EBITDA for the Earnout Period and the Earnout Amount, if any, pursuant to Section 3.4(a) within 30 days after its acceptance of its appointment in such capacity.  The calculation of average annual Earnout EBITDA during the Earnout Period and any Earnout Amount pursuant to Section 3.4(a) by the Neutral Accountant shall be binding upon the parties (absent manifest error).

(iv)          All fees and expenses relating to the work, if any, to be performed by the Neutral Accountant shall be borne equally by the Seller, on the one hand, and Buyer, on the other hand.

(v)           The date on which the calculation of the Earnout Payment with respect to the Earnout Period is determined to be final pursuant to the provisions of this Section 3.4, whether by expiration of the 45-day period described in Section 3.4(c)(ii) without delivery of an Objection Notice, final determination of such amount by the Neutral Accountant pursuant to Section 3.4(c)(iii), notice given by the Buyer under Section 3.4(e) below, or other agreement by the parties on any such final calculation, shall be referred to herein as the “Earnout Determination Date.”

(d)   Notwithstanding any other provision of this Section 3.4, if an Earnout Trigger Event occurs during the Earnout Period, the Earnout Amount will be fixed at Ten Million and No/100 Dollars ($10,000,000).  “Earnout Trigger Event” means (i) a Change of Control after which Richard Degner ceases to be the executive in charge of the Business, (ii) the direct or indirect acquisition by Buyer or any of Buyer’s Affiliates of a controlling interest in one or more seismic processing businesses (whether acquired through equity purchase, asset purchase, contractual arrangement, or otherwise) with aggregate gross annual revenues in the seismic processing business of at least $25,000,000, or (iii) the direct or indirect acquisition of a controlling interest in Buyer (whether acquired through equity purchase, asset purchase, contractual arrangement, or otherwise) by a purchaser with aggregate consolidated gross annual revenues in the seismic processing business of at least $25,000,000.  Buyer will be deemed to have a controlling interest in another business if that other business is an Affiliate of Buyer or if Buyer, directly or indirectly, has the power to direct or cause the direction of the management and policies of that other business or has at least 50% of the economic interest in that other business.  As used in Section 3.4(d), the term “Change in Control” shall have the meaning set forth in the Form of Employment Agreement, attached hereto as Exhibit E.

(e)   Notwithstanding any other provision of this Agreement, at any time, the Buyer may terminate all rights and obligations under Section 3.4(b) and (c)(i) through (vi) above by giving notice to the Seller that the Earnout Amount shall be Ten Million and No/100 Dollars ($10,000,000).

(f)           (i)            By the later of June 30, 2010 and 10 days after the Earnout Determination Date, either (A) the Buyer shall issue to the Seller a number of shares of Common Stock determined by dividing 45% of the Earnout Amount by the 20-trading-day average closing price of Common Stock for the 20-trading-day period immediately preceding the Earnout Determination Date, or (B) if a Qualified Public Offering has not been consummated by the Earnout Determination Date, the Buyer shall pay to the Seller an amount equal to 45% of the Earnout Amount by wire transfer of immediately available funds.

(ii)           By the later of December 31, 2010 and 10 days after the Earnout Determination Date, either (A) the Buyer shall issue to Sub a number of shares of Common Stock determined by dividing the Sub Earnout Amount by the 20-trading-day average closing price of Common Stock for the 20-trading-day period immediately preceding the Earnout Determination Date, or (B) if a Qualified Public Offering has not

been consummated by the Earnout Determination Date, the Buyer shall pay to Sub an amount equal to the Sub Earnout Amount by wire transfer of immediately available funds.

3.5          Additional Adjustments to Purchase Price.

(a)   Upon the Qualified Departure of any Key Employee while the Note made in favor of Sub (the “Sub Note”) is outstanding, (i) the principal balance of the Sub Note will be reduced and cancelled in an amount equal to the product of (x) the departing Key Employee’s Individual Share times (y) the outstanding principal balance of the Sub Note (excluding any unpaid amounts which are already due and payable) and (ii) the accrued and unpaid interest attributable to the amount described in clause (i) of this sentence will be cancelled.

(b)   Upon the Qualified Departure of any Key Employee while Sub owns Common Stock, Sub will forfeit and assign to the Buyer a number of shares of Common Stock equal to (x) the departing Key Employee’s Individual Share times (y) the total number of unvested shares of Common Stock then held by Sub.  Shares of Common Stock will vest on one of the following schedules:

(i)            if Sub receives shares of Common Stock under Section 3.3 during 2008, then one-third of the shares held by Sub on December 31, 2008 will vest on December 31, 2008, one-half of the shares held by Sub on December 31, 2009 will vest on December 31, 2009, and all of the shares held by Sub on December 31, 2010 will vest on December 31, 2010;

(ii)           if Sub receives shares of Common Stock under Section 3.3 during 2009, then one-half of the shares held by Sub on December 31, 2009 will vest on December 31, 2009, and all of the shares held by Sub on December 31, 2010 will vest on December 31, 2010; or

(iii)          if Sub receives shares of Common Stock under Section 3.3 during 2010, then all of the shares held by Sub on December 31, 2010 will vest on December 31, 2010.

(c)   Sub shall not distribute to its members or otherwise sell, assign, transfer or dispose of any portion of the Notes that is subject to cancellation under Section 3.5(a) or any shares of Common Stock that are subject to forfeiture under Section 3.5(b).

(d)   As used in this Agreement,

“Individual Share” means a Key Employee’s Original Individual Share, provided that upon any Qualified Departure, each Key Employee’s Individual Share will be adjusted to equal a percentage determined by dividing (x) the Key Employee’s Original Individual Share by (y) the sum of the Original Individual Shares of the Key Employees who have not had Qualified Departures.

For example,

•                  if there were only four Key Employees and their respective Original Individual Shares were 10%, 20%, 30% and 40%, and

•                  if the Key Employee whose Original Individual Share was 20% had a Qualified Departure,

then

•                  the Individual Shares of the remaining Key Employees would be adjusted to equal 12.5%, 37.5% and 50%, respectively.

“Qualified Departure” means that the employment of a Key Employee by the Buyer and its Affiliates is terminated before December 31, 2010, provided that if a Key Employee’s employment is terminated as a result of the death or disability of the person, termination without Cause, resignation with Good Reason, or following a Change-in-Control of the Buyer, the termination will not be considered a Qualified Departure.  As used in the preceding sentence, the terms “Cause”, “Good Reason” and “Change in Control” shall have the meanings set forth in the Form of Employment Agreement, attached hereto as Exhibit E;

3.6          Allocation of Purchase Price.

(a)   Within 60 days after the Closing Date, the Seller shall deliver to the Buyer a proposed consolidated balance sheet of the Seller as of the Effective Date, without giving effect to the transaction whereby the Assets are purchased by the Buyer as contemplated hereby (such balance sheet, the “Closing Balance Sheet”).  The Buyer and the Seller shall then cooperate to develop and agree upon an allocation of the total consideration (as determined for federal income tax purposes) (which total consideration shall include the Purchase Price amount described in Section 3.1 and applicable Assumed Liabilities) among the Assets in accordance with Section 1060 of the Code (which the Parties agree shall apply to the transfer of all Assets pursuant to this Agreement) and the rules and regulations promulgated thereunder, and in conformity with Schedule 3.6. (as finally determined, the “Allocation Statement”).  If the Buyer and the Seller are unable to agree on the Allocation Statement within 90 days after the Seller delivers the Closing Balance Sheet, then either party may elect to have the determination of the Allocation Statement submitted to the Neutral Accountant for determination, whose determination shall be binding and conclusive on the Parties (absent manifest error).  The fees, costs and expenses of the Neutral Accountant in making the determination described in this Section 3.6 shall be borne fifty percent (50%) by each of the Buyer and the Seller.

(b)   The Buyer shall make available to the Seller, without cost or expense to the Seller, the Books and Records of the Seller that were acquired from the Seller, provide such access to the Buyer’s personnel during normal business hours as the Seller and its accountants reasonably require, and take such other actions reasonably necessary, in order to allow the Seller to prepare the Closing Balance Sheet.

(c)   The Buyer and the Seller agree to report the allocation of the total consideration (as described in the second sentence of Section 3.6(a)) among the Assets on their respective income Tax returns in accordance with the Allocation Statement, subject to appropriate adjustment to reflect the adjustment to the Purchase Price provided as provided in Section 3.2 and Section 3.5.

(d)   The Seller and the Buyer shall cooperate with each other in the preparation, execution and filing of (i) all information returns and supplements thereto required to be filed with the Internal Revenue Service by the parties under Section 1060 of the Code and the Treasury Regulations promulgated thereunder relating to the allocation of the Purchase Price and (ii) all similar filings required to be filed with respect to the transactions contemplated by this Agreement with the Internal Revenue Service and other appropriate taxing authorities.  All such filings and allocations shall be consistent with Schedule 3.6.

(e)   The Buyer and the Seller shall promptly inform one another of any challenge by any Governmental Entity to any allocation made pursuant to this Section 3.6 and keep one another informed with respect to the status of such challenge.

ARTICLE IV

CLOSING

4.1          Closing.  The Closing is taking place simultaneously with the execution of this Agreement at the offices of Haynes and Boone, LLP, located at 1221 McKinney, Suite 2100, Houston, Texas 77010, at 10:00 a.m. (local time) on June 5, 2008, or at such other time and place as the parties mutually agree upon orally or in writing (the “Closing Date”).  The Closing may, with the consent of all parties, take place by delivering an exchange of documents by facsimile transmission or electronic mail with originals to follow by overnight mail service or courier.

4.2          Buyers Conditions to Close.  The obligation of Buyer to consummate the purchase and sale under this Agreement is, at the option of the Buyer, subject to the satisfaction on or before the Closing Date of the conditions set forth below, any of which may be waived by the Buyer in writing.

(a)   Representations, Warranties and Covenants.

(i)            The representations and warranties of the Seller contained in this Agreement shall be true, correct and complete in all material respects on and as of the Closing Date with the same force and effect as though such representations and warranties had been made or given on and as of such date (without giving any effect to any supplement to the Disclosure Schedules), except that for purposes of this Section 4.2(a), in determining whether this condition has been satisfied, any such representation or warranty of the Sellers which is qualified by materiality shall be read and interpreted as if such qualification was not included therein (it being the intent of the parties not to apply a double materiality threshold in determining the satisfaction of this condition) and except that the representations and warranties in Section 5.1 and Section 5.2 shall be true, correct and complete in all respects.

(ii)           Each and all of the agreements and covenants of the Seller to be performed or complied with by them on or before the Closing Date pursuant to this Agreement shall have been performed or complied with in all respects.

(iii)          The Seller has delivered to the Buyer a certificate, dated the Closing Date, regarding the matters set forth in this Section 4.2.

(b)   The Seller has duly executed and delivered to the Buyer four (4) counterparts each of a General Conveyance, Transfer and Assignment, substantially in the form attached hereto as Exhibit A (the “General Conveyance”), and an Assignment and Assumption Agreement, substantially in the form attached hereto as Exhibit B (the “Assignment and Assumption Agreement”), together with such other bills of sale, assignments and other instruments of transfer, assignment and conveyance as the Buyer shall reasonably request, to vest in the Buyer good and marketable title to the Assets;

(c)   The Seller has duly executed and delivered to the Buyer four (4) counterparts each of an Assignment and Assumption of Lease Agreement for each of the lease agreements for the leased real property located at (i) 17103 Preston Road, Suite 200, Dallas, Texas 75248, (ii) Two Allen Center, 1200 Smith Street, Suite 1020, Houston, Texas 77002, and (iii) World Trade Center, 1625 Broadway, Suite 1150, Denver, Colorado 80202, substantially in the form attached hereto as Exhibit C, (collectively, the “Lease Assignments”).

(d)   The Seller has delivered to the Buyer evidence satisfactory to the Buyer of the release of any and all Encumbrances (other than Permitted Encumbrances) on the Assets.

(e)   The Seller has delivered to the Buyer evidence satisfactory to the Buyer that any transfer and assignment agreements or third-party consents necessary to transfer to the Buyer the sole right, title and interest in and to the Seller’s Intellectual Property, including, without limitation, the United States patent application relating to compensation for azimuthal anisotropy, have been executed, without the payment of any additional consideration.

(f)    The Seller has delivered to the Buyer evidence satisfactory to the Buyer that any transfer and assignment agreements or third-party consents necessary to transfer the Contracts to the Buyer have been obtained.

(g)   The Seller has delivered to the Buyer evidence satisfactory to the Buyer that all necessary licenses, consents or approvals of the Governmental Entities or other Persons with respect to the consummation of the transactions contemplated by this Agreement, have been obtained.

(h)   Certain Events.

(i)            No Seller MAE has occurred since the date of this Agreement;

(ii)           No claim shall have been made or threatened by any Person (other than the Shareholders) asserting that such Person is entitled to all or any portion of the Purchase Price payable for the Assets; and

(iii)          No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing, challenging, delaying or otherwise interfering with the consummation of transactions contemplated by this Agreement shall be in effect; provided, however, that the party invoking this condition shall use all commercially reasonable efforts to have any such order or injunction vacated.

(i)    Each of the employees listed on Schedule 3.3 has duly executed and delivered to the Buyer an Employment Agreement, substantially in the form attached hereto as Exhibit E (the “Employment Agreements”);

(j)    The Seller has duly executed and delivered to the Buyer four (4) copies of the License Agreement, substantially in the form attached hereto as Exhibit G (the “License Agreement”);

(k)   The Seller, Sub, each Key Employee and each Shareholder has executed and delivered to the Buyer an Investment Representation Letter, substantially in the form attached hereto as Exhibits H-1, H-2 and H-3, respectively; and

(l)    Delivery of Other Documents.  In addition to any documents referenced above, Buyer shall have received the following documents:

(i)            A certificate of the Secretary of the Seller, certifying to the Seller’s organizational and governing documents, good standing and existence, incumbency and such other matters as Buyer may reasonably request (with appropriate attachments);

(ii)           A copy, certified as of the Closing Date by the Seller, of the resolutions of the board of directors of the Seller authorizing the Seller’s execution, delivery and performance of this Agreement and each of the other agreements, instruments or documents to be delivered in connection herewith to which it is a party, the consummation of the transactions contemplated herein and therein, and the taking of all such other corporate action as shall have been reasonably required as a condition to or in connection with the consummation of the contemplated transactions;

(iii)          The Seller shall have (i) approved in accordance with TBCA Article 4.02, and Seller shall have executed and delivered to the Buyer, an amendment to its Articles of Incorporation, pursuant to TBCA Article 4.04 and in form suitable for filing with the Secretary of State of Texas pursuant to TBCA Article 4.05, changing its corporate name to a name that does not include the words  “Weinman”, “GeoScience” or any other name under which Seller presently conducts business, and (ii) Seller shall have filed Statements of Abandonment of Assumed Name with the Texas Secretary of State and all counties where Seller has filed assumed name certificates, abandoning any assumed names used in the Business;

(iv)          A certificate of the Manager of Sub, certifying to Sub’s organizational and governing documents, good standing and existence, incumbency and such other matters as Buyer may reasonably request (with appropriate attachments);

(v)           A copy, certified as of the Closing Date by Sub, of the resolutions of the board of managers of Sub authorizing Sub’s execution, delivery and performance of this Agreement and each of the other agreements, instruments or documents to be delivered in connection herewith to which it is a party, the consummation of the transactions contemplated herein and therein, and the taking of all such other limited liability company action as shall have been reasonably required as a condition to or in connection with the consummation of the contemplated transactions; and

(vi)          Such other documents as may be reasonably requested by the Buyer.

4.3          Seller’s Conditions to Close.  The obligation of Seller to consummate the sale and purchase under this Agreement is, at the option of the Seller, subject to the satisfaction on or before the Closing Date of the conditions set forth below, any of which may be waived by the Seller in writing:

(a)   Representations, Warranties and Covenants.

(i)            The representations and warranties of the Buyer contained in this Agreement shall be true, correct and complete in all material respects on and as of the Closing Date with the same force and effect as though such representations and warranties had been made or given on and as of such date, except that for purposes of this Section 4.3(a), in determining whether this condition has been satisfied, any such representation or warranty of the Buyer which is qualified by materiality shall be read and interpreted as if such qualification was not included therein (it being the intent of the parties not to apply a double materiality threshold in determining the satisfaction of this condition) and except that the representations and warranties in Section 6.1 and Section 6.2 shall be true, correct and complete in all respects;

(ii)           Each and all of the agreements and covenants of the Buyer to be performed or complied with by it on or before the Closing Date pursuant to this Agreement shall have been performed or complied with in all respects; and

(iii)          The Buyer has delivered to the Seller a certificate signed by one of its duly authorized officers, dated the Closing Date, regarding the matters set forth in this Section 4.3.

(b)   The Buyer has paid the Initial Payment in accordance with Section 3.1;

(c)   The Buyer has duly executed and delivered to the Seller four (4) counterparts each of the General Conveyance, and the Assignment and Assumption Agreement;

(d)   The Buyer has duly executed and delivered to the Seller four (4) counterparts of each of the Lease Assignments;

(e)   The Buyer has duly executed and delivered to each of the employees listed on Schedule 3.3 the Employment Agreements.

(f)    The Buyer has duly executed and delivered to the Seller four (4) copies of the License Agreement; and

(g)   No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing, challenging, delaying or otherwise interfering with the consummation of transactions contemplated by this Agreement shall be in effect; provided, however, that the party invoking this condition shall use all commercially reasonable efforts to have any such order or injunction vacated.

(h)   Delivery of Other Documents.  In addition to any documents referenced above, Seller shall have received the following documents:

(i)            A certificate of the Secretary of the Buyer, certifying to the Buyer’s organizational and governing documents, good standing and existence, incumbency and such other matters as Seller may reasonably request (with appropriate attachments);

(ii)           A copy, certified as of the Closing Date by the Buyer, of the resolutions of the board of directors of the Buyer (A) authorizing the Buyer’s execution, delivery and performance of this Agreement and each of the other agreements, instruments or documents to be delivered in connection herewith to which it is a party, and authorizing the consummation of the transactions contemplated herein and therein, (B) constituting “Weinman Geosciences” as an un-incorporated division of the Buyer, which division would operate the Business following the Closing Date, (C) establishing the executive officer positions in the Weinman Geosciences division and describing the duties, authority, and reporting relationships pertaining to each such office, and (D) the taking of all such other corporate action as shall have been reasonably required as a condition to or in connection with the consummation of the contemplated transactions; and

(iii)          Such other documents as may be reasonably requested by the Seller.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller and the Shareholders hereby represent and warrant to the Buyer as follows:

5.1          Organization and Existence.

(a)   The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas, with all necessary corporate power and authority to own and lease the Assets, to carry on the Business as such Business is currently conducted, and to perform all its obligations under this Agreement and any other agreements, instruments or documents to be delivered in connection herewith to which it is a party.  The Seller is duly qualified or licensed to transact business as a foreign corporation and is in good standing in all jurisdictions in which the Seller, the character of the Assets or the nature of the Business currently conducted by it requires it so to be qualified or licensed except where the failure to be so qualified or licensed would not reasonably be expected to result in a Seller MAE.  The Seller does not own, directly or indirectly, any capital stock or other interest in any corporation, partnership, joint venture or other entity other than Sub.  The Seller owns all of the outstanding membership interests in Sub.

(b)   Sub is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Texas, with all necessary limited liability company power and authority to perform all its obligations under this Agreement and any other agreements, instruments or documents to be delivered in connection herewith to which it is a party.  Sub has not conducted any business operations and has no employees.  Sub does not own, directly or indirectly, any capital stock or other interest in any corporation, partnership, joint venture or other entity.

5.2          Authority.

(a)   The Seller has all necessary corporate power and authority to execute, deliver, and perform this Agreement and the other agreements and instruments to be executed and delivered by it in connection with the transactions contemplated hereby and thereby, has taken all necessary corporate action to authorize the execution and delivery of this Agreement and such other agreements, instruments and documents and the consummation of the transactions contemplated hereby and thereby.  This Agreement is, and the other agreements, instruments and documents to be executed and delivered by the Seller in connection with the transactions contemplated hereby shall be, the legal, valid, and binding obligations of the Seller, enforceable in accordance with their terms, except to the extent the enforceability hereof and thereof may be limited by bankruptcy, insolvency, moratorium, reorganization or other laws relating to or affecting creditors’ rights generally or by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(b)   Sub has all necessary limited liability company power and authority to execute, deliver, and perform this Agreement and the other agreements and instruments to be executed and delivered by it in connection with the transactions contemplated hereby and thereby, has taken all necessary limited liability company action to authorize the execution and delivery of this Agreement and such other agreements, instruments and documents and the consummation of the transactions contemplated hereby and thereby.  This Agreement is, and the other agreements, instruments and documents to be executed and delivered by Sub in connection with the transactions contemplated hereby shall be, the legal, valid, and binding obligations of Sub, enforceable in accordance with their terms, except to the extent the enforceability hereof and thereof may be limited by bankruptcy, insolvency, moratorium, reorganization or other laws relating to or affecting creditors’ rights generally or by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

5.3          No Violations.  The execution and delivery of this Agreement by the Seller and Sub, the fulfillment of and compliance by them with the terms and conditions hereof and the consummation by them of the transactions contemplated hereby will not:

(a)   Contravene, conflict with or violate any of the provisions of the Articles of Incorporation or Bylaws of the Seller or the Certificate of Formation or Limited Liability Company Agreement of Sub;

(b)   (i) Result in a breach of or constitute a default under (whether with notice or the lapse of time or both) any note, bond, mortgage, loan agreement, indenture or other instrument evidencing borrowed money to which the Seller or Sub is a party or by which the Seller or Sub is bound or to which any of the Assets is subject, (ii) result in the creation of any Encumbrance on any of the Assets, or (iii) except as set forth on Schedule 5.13, give any Person the right to terminate any agreements assumed by the Buyer; or

(c)   To the Seller’s Knowledge, violate any provision of any law, statute, rule or administrative regulation or any judgment, order, injunction or decree of any Governmental Entity applicable to or binding upon the Seller, Sub or the Assets.

5.4          Ownership of Assets.  Except as set forth in Schedule 5.4 attached hereto, the Seller owns the Assets, free and clear of all Encumbrances other than Permitted Encumbrances, and, upon the Seller’s and the Buyer’s execution and delivery of this Agreement, the General Conveyance and the Assignment and Assumption Agreement, the Buyer will own the Assets, free and clear of all Encumbrances except for Permitted Encumbrances.  The tangible Assets are capable of being used in the Business as presently being conducted by the Seller.  The Assets conveyed pursuant to this Agreement are sufficient to permit the conduct of the Business in substantially the same manner immediately following the Closing as conducted immediately prior to the Closing. Without limiting the foregoing, no Affiliate of the Seller owns or controls any assets used in the conduct of the Business.

5.5          Intellectual Property.

(a)   Except as set forth on Schedule 5.5(a) to this Agreement, the Seller owns or has the right to use all of its Intellectual Property rights, free and clear of all Encumbrances. The Seller is not obligated to make any payment to any Person for the use of any such Intellectual Property rights and has not developed jointly with any other Person any of the foregoing with respect to which any other Person has any rights.

(b)   The Seller has taken reasonable steps to protect and maintain the confidentiality and secrecy of all such Intellectual Property rights (other than as necessary to obtain patent protection therefore) and otherwise to maintain and protect the value thereof.

(c)   To the Seller’s Knowledge, none of the Seller’s Intellectual Property rights infringed or conflicted with or now infringes or conflicts with any Intellectual Property rights owned or used by any other Person. To the Seller’s Knowledge, the Seller (i) is not currently infringing, misappropriating or making any unlawful use of any Intellectual Property owned or used by any other Person and (ii) has not infringed, misappropriated or made any unlawful use of, or received actual, alleged, possible or potential infringement, misappropriation or unlawful use of, any Intellectual Property owned or used by any other Person. Seller has not received any notice or other communication (in writing or otherwise) of any of the foregoing. To the Seller’s Knowledge, no other Person was infringing, misappropriating or making any unlawful use of, and no Intellectual Property owned or used by any other Person infringed or conflicted with, any of Seller’s Intellectual Property.

(d)   The Intellectual Property rights included in the Assets constitute all the Intellectual Property necessary to enable the Seller to conduct the Business in the manner in which the Business is being conducted and to allow the Buyer to conduct the Business in the same manner. The Seller has not licensed any of the Seller’s Intellectual Property to any Person on an exclusive basis, or entered into any covenant not to compete or contract limiting its ability to exploit fully any of its Intellectual Property or to transact business in any market or geographical area or with any Person, except as set forth in Schedule 5.5(d) to this Agreement.

(e)   All current employees of the Seller have executed and delivered to the Seller a confidentiality agreement that is substantially similar to the form attached as Appendix A to this Agreement. To the Seller’s Knowledge, none of such employees is in violation of any such agreement.

(f)    Except as set forth on Schedule 5.5(f) to this Agreement, Seller has not granted or suffered any license or sublicense of any rights under or with respect to any of Seller’s Intellectual Property.

5.6          Litigation.

(a)   There is no litigation and there are no Proceedings pending, instituted or, to the Seller’s Knowledge, threatened against the Seller and relating to the Business, the Assets or the Assumed Liabilities before any Governmental Entity applicable to or binding upon the Seller or any of the Assets.

(b)   To the Seller’s Knowledge, neither the Seller nor any of the Assets, is subject to any judicial or administrative judgment, order, decree or restraint currently affecting the Business or the Assets in a manner that is material and adverse to the Business taken as a whole.

5.7          Governmental Approval.  To the Seller’s Knowledge, no consent, approval, waiver, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made in connection with the execution and delivery of this Agreement by the Seller or the consummation by the Seller of the transactions contemplated hereby.

5.8          Environmental Matters.   To the Seller’s Knowledge:

(a)   The Seller has received no written notice of any investigation or inquiry by any Governmental Entity under any Environmental Laws (as defined below) relating to the ownership or operation of the Assets or the Real Property.  The Seller has not disposed of any hazardous material (as defined below) on any of the Real Property and, except as set forth on Schedule 5.8(a) attached hereto, no condition exists on any of the Real Property which would subject the Seller to any remedial obligations under any Environmental Laws.

(b)   the Seller has obtained and been in compliance with all of the terms and conditions of all permits, licenses, and other authorizations which are required under, Environmental Laws (“Environmental Permits”) and have complied with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules, and timetables which are contained in all Environmental Laws relating to the Real Property.

(c)   Except as set forth on Schedule 5.8(c) attached hereto, neither the Seller, nor, to the Seller’s Knowledge, any prior owner or operator of the Real Property, has caused or allowed the generation, use, treatment, storage or disposal of hazardous materials at or on the Real Property except in accordance with all Environmental Laws.

(d)   The Seller has not received any notice, nor is the Seller aware, of any proposal to amend, revoke or replace any Environmental Permit, or requiring the issuance of any additional Environmental Permit.

(e)   The Seller has not received inquiry or notice of any actual or potential proceedings, claims, lawsuits or losses related to or arising under any Environmental Laws.

(f)    The Seller is not currently operating or required to be operating any of the Real Property or the Assets under any compliance order, schedule, decree or agreement, any consent decree, order or agreement, or corrective action decree, order or agreement issued or entered into under any Environmental Law.

(g)   For purposes of this Agreement, “Environmental Laws” means any and all Applicable Laws pertaining to (x) the control of any potential pollutant or protection of the air, water or land, (y) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation, or (z) exposure to hazardous, toxic or other substances alleged to be harmful.  “Environmental Laws” shall include all such laws in effect in any and all jurisdictions in which the Seller’s assets are located or in which the Seller has conducted operations, including, without limitation, the Clean Air Act, as amended, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Rivers and Harbors Act of 1899, as amended, the Federal Water Pollution Control Act, as amended, the Resource Conservation and Recovery Act of 1976, as amended, the Safe Drinking Water Act, as amended, the Toxic Substances Control Act, as amended, the Superfund Amendments and Reauthorization Act of 1986, as amended, the Hazardous Materials Transportation Act, as amended, the Texas Water Code, the Texas Solid Waste Disposal Act, and other environmental conservation or protection laws.  For purposes of this Agreement, the term “hazardous material” means (i) any substance which is listed or defined as a hazardous substance, hazardous constituent, or solid waste pursuant to any Environmental Laws and (ii) petroleum (including crude oil and any fraction thereof), natural gas and natural gas liquids.

5.9          No Brokers.  Except for Jefferies & Company, Inc., the Seller has not employed or authorized anyone to represent it as a broker, finder or consultant in connection with the transactions contemplated by this Agreement, and, except for Jefferies & Company, Inc., no broker, consultant, finder or other Person is entitled to any commission, finder’s or consulting fee from the Seller in connection with such transactions.  The Seller will indemnify and hold harmless the Buyer from and against any and all losses, claims, demands, damages, costs and expenses, including, without limitation, reasonable attorneys’ fees and expenses the Buyer may sustain or incur as a result of any claim for a commission or fee by a broker, finder or consultant acting on behalf of the Seller.

5.10        Compliance With Laws.  To the Seller’s Knowledge, the Seller is not in violation of or in default under any applicable law, rule, regulation, code, governmental determination, order, governmental certification requirement or other public limitation (collectively, “Applicable Laws”) relating to the ownership, maintenance or operation of the Assets or the Business, which violation or default materially and adversely affects the Seller’s ownership, maintenance or operation (as presently conducted) of the Assets, and no claim is pending or, to the Seller’s Knowledge, threatened with respect to any such matters which if determined adversely to the Seller would have such effect.

5.11        Seller MAEs.  Except as set forth in Schedule 5.11 attached hereto, since December 31, 2007, to the Seller’s Knowledge, there has not been:

(a)   Any Seller MAE;

(b)   Any granting by the Seller to any employee of the Seller of any increase in the rate or form of compensation, employee benefits, severance pay or termination pay;

(c)   Any damage, destruction or loss, whether or not covered by insurance, that has a Seller MAE; or

(d)   Other than in the ordinary course of business: any sale, lease or other disposition by the Seller of any material amount of assets or any interests therein, or entering into any agreement by the Seller granting to any third person a right to purchase, lease or otherwise acquire any material amount of assets or interests therein.

5.12        Employee Matters.

(a)   There are no collective bargaining or other labor union agreements to which the Seller is a party or by which it is bound.  To the Seller’s Knowledge, the Seller has not encountered any labor union organizing activity or had any actual or threatened employee strikes, work stoppages, slowdowns or walkouts.

(b)   The Seller does not maintain, contribute to, or have an obligation to contribute to, or has not maintained nor contributed to, nor has had an obligation to contribute to, any employee benefit plan (including plans of Affiliates) that is covered by Title IV of ERISA or subject to Section 302 of ERISA or Section 412 of the Code (or any equivalent foreign Law), or which is a “multiemployer plan” within the meaning of Section 3(37) of ERISA (or constitutes a similar plan under any equivalent foreign Law).  The Seller has no or has had no obligation to reimburse another employer, either directly or indirectly, including through indemnification or otherwise, for making contributions to a plan that is or was subject to Title IV of ERISA (or any equivalent foreign Law).

(c)   Schedule 5.12(c) sets forth a true, complete and accurate list of all Seller Benefit Plans.  Correct and complete copies of the Seller Benefit Plans, any amendments thereto, any trusts related thereto, all Internal Revenue Service, Department of Labor or Pension Benefit Guaranty Corporation rulings or determinations, annual reports, summary plan descriptions, and actuarial and other financial reports, and such other documentation as reasonably requested by the Buyer, have been provided to the Buyer.  To the Seller’s Knowledge, the Seller Benefit Plans comply with and have been maintained and administered in accordance with the terms of such plans and the requirements of the Applicable Laws of the jurisdictions in which the Seller has its operations or employs employees or that may apply to the Seller Benefit Plans, including the filing, reporting or disclosure relating to such Seller Benefit Plans.  The Seller has not incurred, and, to the Seller’s Knowledge, no facts exist that reasonably could be expected to result in, liability to a Seller as a result of a termination, withdrawal or funding waiver with respect to any Seller Benefit Plan.  Each Seller Benefit Plan may be amended or terminated at any time by the

Seller without triggering a penalty or an obligation to make any additional contributions to such plan.

5.13        Instruments in Full Force and Effect.  The Contracts constituting a part of the Assets (collectively, the “Instruments”) (i) are valid and binding on Seller and in full force and effect, (ii) have not been amended or supplemented in any manner or respect except as disclosed, and (iii) except those Instruments set forth on Schedule 5.13, will be enforceable by the Buyer in accordance with their respective terms upon assignment and assumption.  There are no defaults by the Seller thereunder and the Seller knows of no defaults thereunder by any other party thereto, and, to the Seller’s Knowledge, no event has occurred that with the lapse of time or action or inaction by any party thereto would result in a violation thereof or a default thereunder.  Except for those Instruments set forth on Schedule 5.13, none of the rights under the Instruments will be impaired by the consummation of the transactions contemplated by this Agreement, and all such rights will inure to and be enforceable by the Buyer after the Closing without the authorization, consent, approval, permit or licenses of, or filing with, any other Person.

5.14        Financial Statements.  Attached as Schedule 5.14 are true, correct and complete copies of the unaudited consolidated balance sheet and statements of income, cash flows and stockholders’ equity of the Seller as of and for the year ended December 31, 2007 (the “Financial Statements”).  The Financial Statements (i) fairly present the financial position of the Seller as of the date thereof and the results of operations and changes in stockholders’ equity of the Seller for the period indicated therein, all in accordance with GAAP and (ii) have not been rendered by any actual fact or condition untrue, incomplete or unfair as representations of the consolidated financial condition or results of operations of the Seller by events subsequent to the date of the Financial Statements.

5.15        Financial Solvency.  Prior to and immediately following the Closing, the Seller is Solvent.  As used in this Section 5.15, the term “Solvent” means, with respect to a particular date, that on such date (i) the present fair market value (or present fair salable value) of the assets of the Seller is not less than the total amount required to pay the probable liabilities on its total existing debts and liabilities (including contingent liabilities) as they become absolute and matured; (ii) the Seller is able to realize upon its assets and pay its debts and other liabilities, contingent obligations and commitments as they mature and become due in the normal course of business; (iii) the Seller has not incurred debts or liabilities beyond its ability to pay such debts and liabilities as they mature; and (iv) the Seller does not engage in any business or transaction and nor is about to engage in any business or transaction for which its property would constitute unreasonably small capital after giving due consideration to the prevailing practice of the industry in which each is engaged.  In computing the amount of such contingent liabilities at any time, it is intended that such liabilities will be computed at the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

5.16        Taxes.  The Seller has duly filed when due, including any extensions, all Tax reports and returns in connection with and in respect of the Business, its assets and employees, and has timely paid and discharged all Taxes shown thereon.  The Seller has made available to the Buyer, to the extent requested by the Buyer, all Tax reports and returns of the Seller for all periods ending prior to the date hereof.  The Seller has not received notice of any Tax deficiency outstanding, proposed or assessed against or allocable to the Seller, nor has the Seller executed any waiver of any statute of limitation on the assessment or collection of any Tax or executed or filed with the IRS or any other Governmental Entity any agreement now in effect extending the period for assessment or collection of any Taxes against the Seller.

5.17        Investment in Shares.  Each of the Seller and Sub has such knowledge, skill and experience in business, financial and investment matters that it is capable of evaluating the merits and risks of the Shares.  Each of the Seller and Sub understands that the Shares are “restricted securities” under the Stockholders Agreement, and applicable federal securities laws and that applicable securities laws provide in substance that it may dispose of the Shares only in accordance with the Stockholders Agreement and only pursuant to an effective registration statement under such laws or an exemption therefrom, and it understands that the Buyer has no obligation or intention to register the Shares under applicable securities laws.

5.18        Expenses.  From the Effective Date until the Closing Date, Seller has not incurred any expenses except for those incurred in the ordinary course of business.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer hereby represents and warrants to the Seller and the Shareholders as follows:

6.1          Organization and Existence.  The Buyer is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware, with all necessary corporate power and authority to own and lease the assets it currently owns and leases and to carry on its business as such business is currently conducted, and to perform all its obligations under this Agreement and any other agreements, instruments or documents to be delivered in connection herewith to which it is a party.  The Buyer is duly qualified or licensed to transact business as a foreign corporation and is in good standing in all jurisdictions in the United States in which the character of the assets currently owned or leased by it or the nature of the business currently conducted by it requires it to be so qualified or licensed unless the failure to so qualify or be licensed would not reasonably be expected to have a material adverse effect on the business or financial condition of the Buyer taken as a whole.

6.2          Authority.  The Buyer has all necessary corporate power and authority to execute, deliver, and perform this Agreement and the other agreements and instruments to be executed and delivered by it in connection with the transactions contemplated hereby and thereby, has taken all necessary corporate action to authorize the execution and delivery of this Agreement and such other agreements and instruments and the consummation of the transactions contemplated hereby and thereby.  This Agreement is, and the other agreements and instruments to be executed and delivered by the Buyer in connection with the transactions contemplated hereby shall be, the legal, valid, and binding obligations of the Buyer, enforceable in accordance with their terms, except to the extent the enforceability hereof and thereof may be limited by bankruptcy, insolvency, moratorium, reorganization or other laws relating to or affecting creditors’ rights generally or by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

6.3          No Violations.  The execution and delivery of this Agreement by the Buyer, the fulfillment of and compliance by it with the terms and conditions hereof and the consummation by it of the transactions contemplated hereby will not:

(a)   Contravene, conflict with or violate any of the provisions of the Certificate of Incorporation or Bylaws of the Buyer or any resolutions adopted by the board of directors of the Buyer;

(b)   Result in a breach of or constitute a default under (whether with notice or the lapse of time or both) any note, bond, mortgage, loan agreement, indenture or other instrument evidencing borrowed money to which the Buyer is a party or by which the Buyer is bound or to which any of its assets is subject or result in the creation of any Encumbrance on any of its assets; or

(c)   To the Buyer’s knowledge, violate any provision of any law, statute, rule or administrative regulation or any judgment, order, injunction or decree of any Governmental Entity applicable to or binding upon the Buyer.

6.4          Governmental Approval.  No consent, approval, waiver, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made in connection with the execution and delivery, of this Agreement by the Buyer or the consummation by the Buyer of the transactions contemplated herein.

6.5          Litigation.  There is no litigation and there are no Proceedings pending, instituted or, to the knowledge of the Buyer, threatened against the Buyer that could reasonably be expected to have a material adverse effect on the business or financial condition of the Buyer taken as a whole or that, if adversely determined, would delay or prevent the consummation of the transactions contemplated by this Agreement or the payment of any portion of the Purchase Price.

6.6          Compliance With Laws.  To the Buyer’s knowledge, the Buyer is not in violation of or in default under any Applicable Laws relating to the ownership, maintenance or operation of its assets or the conduct of its business, which violation or default materially and adversely affects the Buyer’s ownership, maintenance or operation (as presently conducted) of its assets, and no claim is pending or, to the Buyer’s knowledge, threatened with respect to any such matters which if determined adversely to the Buyer would have such effect.

6.7          Financial Statements.  Attached as Schedule 6.7 are true, correct and complete copies of the unaudited consolidated balance sheet and statements of income, of the Buyer as of and for the three months ended March 31, 2008 (the “Interim Statements”) and the audited consolidated balance sheet and statements of income, cash flows and stockholders’ equity of the Buyer as of and for the years ended December 31, 2006 and 2007 (the “Buyer Financial Statements”).  The Buyer Financial Statements (i) fairly present the financial position of the Buyer as of the date thereof and the results of operations and changes in stockholders’ equity of the Buyer for the period indicated therein, all in accordance with GAAP and (ii) have not been rendered by any actual fact or condition untrue, incomplete or unfair as representations of the consolidated financial condition or results of operations of the Buyer by events subsequent to the date of the Buyer Financial Statements. The Interim Statements have been prepared for the internal use of Buyer’s management, do not contain footnotes, and have not been audited or reviewed by Buyer’s external or internal auditors. THE BUYER HEREBY DISCLAIMS ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, IN RESPECT OF THE INTERIM FINANCIAL STATEMENTS, INCLUDING, WITHOUT LIMITATION, ANY REPRESENTATION OR WARRANTY AS TO THE ACCURACY OR COMPLETENESS OF THEIR PRESENTATION OF BUYER’S FINANCIALCONDITION OR THEIR COMPLIANCE WITH GAAP.

6.8          The Notes and the Shares.  At the time of issuance of the Shares, the Shares will have been duly authorized by Buyer and, when issued and delivered as provided in this Agreement, the Shares will be validly issued, fully paid and non-assessable.  At the time of issuance of the Notes, the Notes will have been duly executed by the Buyer and will be the legal, valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with their terms.

6.9          The Offering Memorandum.

(a)   The information concerning the business, financial condition and results of operations of the Buyer, which is set forth in that certain Confidential Preliminary Offering Circular prepared in connection with a proposed sale of senior notes due 2012 by the Buyer, and provided to the Seller as part of Seller’s due diligence review of the business and operations of Buyer, was accurate and complete as of November 9, 2007, subject in each case to the disclaimers and limitations set forth therein.  The Seller acknowledges that such Circular is a draft document prepared for purposes of a proposed offering of debt, not equity, in the 144A market and the Buyer makes no representation that such Circular in fact sets forth all information that Seller may consider material in evaluating an investment in the Shares. The Buyer makes no representation as to any information contained in such Confidential Preliminary Offering Circular subsequent to November 9, 2007.

(b)   Since November 9, 2007, there has not been any Buyer MAE.

(c)   There is no “default” or “event of default” under the Loan Agreement (as such term is defined in the Notes).

6.10        No Brokers.  Except for Jefferies & Company, Inc., the Buyer has not employed or authorized anyone to represent it as a broker, finder or consultant in connection with the transactions contemplated by this Agreement, and no broker, finder, consultant or other Person is entitled to any commission, finder’s or consulting fee from the Buyer in connection with such transactions.  The Buyer will indemnify and hold harmless the Seller from and against any and all losses, claims, demands, damages, costs and expenses, including, without limitation, reasonable attorneys’ fees and expenses the Seller may sustain or incur as a result of any claim for a commission or fee by a broker, finder or consultant acting on behalf of the Buyer.

ARTICLE VII
COVENANTS AND AGREEMENTS OF THE PARTIES RELATING TO

AND SUBSEQUENT TO THE CLOSING

The Seller and the Buyer hereby mutually covenant and agree as follows:

7.1          Expenses.  Except as otherwise expressly provided in this Agreement, each of the parties hereto shall assume and bear all expenses, costs and fees incurred or assumed by such party in the preparation and execution of this Agreement and in compliance with and performance of the agreements and covenants contained in this Agreement, regardless of whether the transactions contemplated hereby are consummated.

7.2          Certain Taxes.  The Buyer shall be liable for and shall pay all sales, transfer or similar Taxes, if any, resulting from the consummation of the transactions contemplated hereby, and the Buyer and the Seller agree to cooperate with each other (i) to obtain all available exemptions from such Taxes and (ii) to reduce the amount of Taxes or other assessments imposed on or charged to the Seller or the

Buyer as a result of the consummation of the transactions contemplated by this Agreement; provided, that neither the Seller nor the Buyer shall be obligated to take any action that it determines, in its sole discretion, may subject it to additional Taxes, liabilities or expenses.

7.3          Employee Matters.

(a)   Attached hereto as Schedule 7.3 is a list of all of the employees of the Seller as of the Closing Date (collectively, the “Employees” and each an “Employee”).  Effective upon the Closing, the Buyer shall (i) offer employment to each Employee and (ii), subject to such offeree executing a confidentiality agreement (or employment agreement containing confidentiality obligations) in favor of the Buyer, hire each Employee on terms and conditions of employment that, subject to this Section 7.3, are no less favorable, in all material respects, than the terms and conditions of employment that apply to such Employees immediately prior to the Closing Date, including salary, wages, other cash compensation and employee benefits.  Employees who accept the offer of employment (including those who enter into separate employment agreements) with the Buyer shall be referred to herein collectively as the “Transferred Employees.”  Subject to Section 2.5 and Applicable Law, the Seller will provide the Buyer access to employee personnel files and information on medical and workmen’s compensation claims with respect to the Transferred Employees promptly after the Closing.  Effective upon the Closing, the Seller shall terminate the employment of all Employees other than the Shareholders.

(b)   Each Transferred Employee shall be eligible to participate in the Buyer’s employee benefit plans and programs on terms at least as favorable as those applicable to all of Buyer’s current employees, including equity-based compensation plans.  For purposes of determining seniority or time of service with the Buyer, the Transferred Employees will be given full credit for their respective periods of employment with the Seller.  Within ten (10) days after the Closing, the Buyer will grant options to purchase shares of the Buyer’s Class B Common Stock to the persons and in the amounts set forth on Schedule 7.3.

(c)   The Buyer and the Seller shall complete and furnish to each other such other employee data as shall be reasonably required from time to time for each party to perform and fulfill its obligations under this Section 7.3.

7.4          Agreement to Not Compete.  The Seller, Sub and Weinman agree that for a period of two years following the Closing Date (the “Non-Compete Term”), or until a payment default occurs under the Notes, whichever is earlier, the Seller, Sub and Weinman will not, either directly or indirectly, or through, on behalf of, or in conjunction with any Person, perform any services for, engage in or acquire, be an employee of, or have any financial interest in, or have any interest whatsoever in, any business (other than the Buyer) where such business is directly competitive with the Business as such Business is being conducted at the time of Closing and in the geographic area of the State of Texas.

7.5          Non-Interference with Relationships.  During the Non-Compete Term, neither the Seller, Sub nor Weinman shall directly:

(a)   (i) Induce or attempt to induce any employee, consultant, or independent contractor of the Buyer to leave the employ of the Buyer unless, in each case prior to any such inducement or attempted inducement, such employee, consultant, or independent contractor is no longer employed by the Buyer, or (ii) assist any other Person in hiring any such employee other than by furnishing employment data and recommendations when solicited by a potential employer; or

(b)   advise customers or suppliers of the Buyer to withdraw, curtail or cancel business with the Buyer.

7.6          Slip —Sweep Data Processing Code License.  The Seller has previously furnished to the Buyer a copy of certain software modules used for processing of “slip sweep” data recently written by the Seller based on processing flow algorithms specified by the Buyer (the “Slip-Sweep Code”). The Seller hereby grants the Buyer an irrevocable nonexclusive, non-transferable, non-sublicensable worldwide license (the “Slip-Sweep Code License”) to use the Slip-Sweep Code in Buyer’s operations.  In consideration of Slip-Sweep Code License and the timely delivery of the Source Code, the Buyer shall pay the Seller at Closing a one-time license fee in the amount of One Hundred Thousand and No/100 Dollars ($100,000) for such license, which license shall be merged into Buyer’s title to the Slip Sweep Code upon the Closing.

7.7          Specific Performance.  The Seller, Sub and Weinman acknowledge and agree that any breach of the restrictive covenants set forth in Sections 7.4 and 7.5 hereof will result in irreparable damage to the Buyer for which there will be no adequate remedy at law, and Buyer shall be entitled to seek an injunction, issued by any court of competent jurisdiction, in favor of the Buyer, enjoining any breach of such covenant, without prejudice to any other right or remedy to which the Buyer may be entitled.  In the event that any part of Sections 7.4 or 7.5 hereof is determined by any court of competent jurisdiction to be unenforceable by reason of its being extended for too great a period of time or too large a geographic area or over too great a range of activities, that section is to be interpreted to extend only over the maximum period of time, geographic area or range of activities required to render it valid and enforceable.

7.8          No Other Representations.  Except as and to the extent expressly set forth in this Agreement or in any certificate furnished or to be furnished pursuant hereto, none of the Seller, the Shareholders, or the Key Employees has made, and the Buyer has not relied upon, any representations or warranties whatsoever, either express or implied, including without limitation ANY WARRANTY AS TO MERCHANTABILITY, QUALITY, CONDITION, OR FITNESS FOR ANY PARTICULAR PURPOSE, with respect to the Assets or the Business, and the Assets will be transferred “AS IS, WHERE IS”.  THE PARTIES AGREE THAT, TO THE EXTENT REQUIRED BY APPLICABLE LAW, THE DISCLAIMERS CONTAINED WITHIN THIS SECTION ARE “CONSPICUOUS” DISCLAIMERS FOR THE PURPOSE OF ANY APPLICABLE LAW.

7.9          Collection of Accounts Receivable.  After the Closing Date, the parties shall cooperate with each other in the collection of the accounts receivable of the Business as conducted by Seller before, and by Buyer from and after, the Closing Date.  If either Buyer or Seller receives a payment after the Closing Date from a customer of the Business, the following rules shall apply:

(a)   If a Buyer or Seller receives a check or other payment (for purposes of this Section 7.9, a “check”) from a customer indicating that it is tendered in payment of a specific invoice of such party, then such party shall be entitled to accept such check without any duty to account therefor to the other party.  Any party receiving a check from a customer indicating that it is tendered in payment of a specific invoice of the other party shall immediately transmit the check to the other party, and the other party is hereby authorized to endorse the check, in the name of the receiving party if necessary, and to deposit the check to the other party’s account.

(b)   Any party receiving a check from a customer indicating that it is tendered in payment of a specific invoice of the other party as well as of a specific invoice of its own is hereby authorized to endorse the check, in the name of the other party if necessary, and to deposit the check to the receiving party’s account and remit immediately the amount owed to the other party.

(c)   Any party receiving a check from a customer which does not indicate that it is tendered in payment of a specific invoice shall inquire of the other party to determine if the customer is indebted to the other party.  If the customer is indebted to the receiving party but not the other party, the receiving party is hereby authorized to endorse the check, in the name of the other party if necessary, and to deposit the check to the receiving party’s account.  If the customer is indebted to the other party but not the receiving party, the receiving party shall immediately transmit the check to the other party, and the other party is hereby authorized to endorse the check, in the name of the receiving party if necessary, and to deposit the check to the other party’s account.  If the customer is indebted to both the receiving party and the other party, the receiving party shall contact the customer to determine which invoices the customer intended to pay, and the payment will then be handled as provided above in this Section 7.9.  If the receiving party is unable to determine which invoices the customer intended to pay, then the check shall be applied by the receiving party to the indebtedness owing to both parties in the order in which it arose, paying the oldest indebtedness first, and the receiving party is hereby authorized to endorse the check, in the name of the other party if necessary, and to deposit the check in such party’s account.

7.10        Use of Corporate Name.  For the six-month period following the Closing Date, Buyer grants to Seller the right to use the name “Weinman GeoScience, Inc.” and any derivative thereof for the limited purpose of winding up the business affairs of Seller, including billing and collecting accounts and making payments to third parties, but not for any other purpose.

7.11        Ownership of Sub.  Until the Purchase Price is paid in full, neither the Seller nor the Shareholders (i) will assign any of their interest in Sub to any other person (other than the assignment by the Seller of Class B Units to the Key Employees), and (ii) will permit Sub to issue any new membership interests; provided that the Seller may assign all or any part of its interest in Sub to the Shareholders.

7.12        Third Party Consents.  Nothing in this Agreement or any related agreement nor the consummation of the transactions contemplated hereby or thereby shall be construed as an attempt or agreement to assign any Asset including without limitation any Contract, Instrument including any such Instrument set forth on Schedule 5.13, Permit, or other right, that by its terms or by law is not capable of being sold, assigned, licensed, sublicensed, transferred, delivered or subleased without the consent or waiver of a third party or Governmental Entity or is cancelable, in whole or material part, by such third party or Governmental Entity in the event of any such sale, assignment, license, sublicense, transfer, delivery or sublease (“Nonassignable Assets”) unless and until such consent or waiver shall be given.  Upon the Closing Date, Seller shall use its reasonable efforts to obtain such consents and waivers promptly and resolve the impediments to the sale, assignment, license, sublicense, transfer, delivery or sublease required by this Agreement or any collateral agreement and obtain any other consents and waivers necessary or advisable to convey to Buyer any of the Assets; provided, however, that Seller shall not be required to make any payment to obtain any such consent or waiver with respect to any Nonassignable Asset.  If Seller and Buyer mutually agree that a payment should be made to obtain a consent or waiver with respect to any Nonassignable Asset, or, if Buyer incurs any reasonable expenses directly attributable to the nonassignment of a Nonassignable Asset, Seller shall bear the expense of such payment or cost; provided, however, Seller will not be liable for any loss profits or other consequential damages suffered by Buyer or its Affiliates. Notwithstanding any provision of this Agreement to the contrary, to the extent that necessary consents or waivers are not obtained by Seller, or until the impediments to the sale, assignment, license, sublicense, transfer, delivery or sublease referred to therein are resolved, Seller shall (i) provide, at the request of Buyer, to Buyer the benefits of any Nonassignable Asset (or of a substitute asset which provides comparable benefits), (ii) cooperate in any lawful arrangement designed to provide such benefits to Buyer, and (iii) enforce, at the request of and for the account of Buyer, any rights of Seller arising from any such Nonassignable Asset against any third party or Governmental Entity, including the right to elect to terminate in accordance with the terms thereof upon the advice of Buyer.  Buyer shall use its reasonable best efforts to assist and cooperate with Seller in the fulfillment of Seller’s obligations under this Section 7.12.  To the extent that Buyer is provided the benefits of any Nonassignable Asset (whether from Seller or otherwise), Buyer shall perform for the benefit of any third party or Governmental Entity, the obligations of Seller thereunder or in connection therewith.

ARTICLE VIII

EXTENT AND SURVIVAL OF REPRESENTATIONS,

WARRANTIES, COVENANTS AND AGREEMENTS; INDEMNIFICATION

8.1          Indemnification by the Seller and the Shareholders.  The Seller, Sub and the Shareholders agree to indemnify, defend and hold the Buyer and its Affiliates, officers, directors, shareholders, employees and agents harmless from and against any and all losses, liabilities, claims, demands, damages, costs and expenses (including reasonable attorneys’ fees and disbursements) of every kind, nature and description, including but not limited to negligence and both statutory and common law strict liability claims (collectively, the “Claims”), sustained by the Buyer or any of its Affiliates, officers, directors, shareholders, employees or agents based upon, arising out of or otherwise in respect of (i) the inaccuracy of any representation or warranty, of the Seller or the Shareholders contained in this Agreement or in any certificate delivered pursuant to this Agreement; (ii) the breach of any covenant or agreement of the Seller, Sub or the Shareholders contained in this Agreement, or (iii) any Retained Liabilities.

8.2          Indemnification by the Buyer.  The Buyer agrees to indemnify, defend and hold the Seller, Sub, the Shareholders, and the Seller’s and Sub’s respective officers, directors, shareholders, managers, members, employees and agents harmless from and against any and all Claims sustained by the Seller, Sub, the Shareholders, the Key Employees and the Seller’s and Sub’s Affiliates officers, directors, shareholders, managers, members, employees and agents based upon, arising out of or otherwise in respect of (i) the inaccuracy of any representation or warranty of the Buyer contained in this Agreement or in any certificate, delivered pursuant to this Agreement; (ii) the breach of any covenant or agreement of the Buyer contained in this Agreement, (iii) the ownership, management or use of the Assets or operation of the Business after the Closing Date; or (iv) the Assumed Liabilities.

8.3          Indemnification Procedure.  Any party seeking indemnification or reimbursement for Claims hereunder (the “Indemnified Party”) shall as promptly as practical notify the party from which such indemnification is sought (the “Indemnifying Party”) of the facts and circumstances upon which the Indemnified Party intends to base a claim for indemnification or reimbursement hereunder; provided, however, that the failure of an Indemnified Party so to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability under this Agreement to the Indemnified Party with respect to such

Claim except to the extent the Indemnifying Party is actually prejudiced or damaged by the failure to receive timely notice.  In the event of any claims for indemnification or reimbursement, the Indemnifying Party, at its option, may assume (with legal counsel reasonably acceptable to the Indemnified Party) the defense of any claim, demand, lawsuit or other proceeding brought against the Indemnified Party, which claim, demand, lawsuit or other proceeding may give rise to the indemnity or reimbursement obligation of the Indemnifying Party hereunder, and may assert any defense of any party; provided, however, that the Indemnified Party shall have the right at its own expense to participate jointly with the Indemnifying Party in the defense of any claim, demand, lawsuit or other proceeding in connection with which the Indemnified Party claims indemnification or reimbursement hereunder.  If the claim or demand is asserted against both the Indemnifying Party and the Indemnified Party and based on the advice of counsel reasonably satisfactory to the Indemnifying Party it is determined that there is a conflict of interest which renders it inappropriate for the same counsel to represent both the Indemnifying Party and the Indemnified Party, the Indemnifying Party shall be responsible for paying separate counsel for the Indemnified Party; provided, however, that the Indemnifying Party shall not be responsible for paying for more than one separate firm of attorneys to represent all of the Indemnified Parties, regardless of the number of Indemnified Parties.  Notwithstanding the right of an Indemnified Party so to participate, the Indemnifying Party shall have the sole right to settle or otherwise dispose of such claim, demand, lawsuit or other proceeding on such terms as the Indemnifying Party, in its sole discretion, shall deem appropriate with respect to any issue involved in such claim, demand, lawsuit or other proceeding as to which (i) the Indemnifying Party shall have acknowledged the obligation to indemnify the Indemnified Party hereunder and (ii) the settlement is solely for cash.

8.4          Survival.  All representations and warranties of the parties in this Agreement shall survive the Closing and the consummation of the transactions contemplated herein and shall remain in full force and effect for a period of two years following the Closing.  No Claim shall be made by any Indemnified Party for indemnification under this Article VIII in respect of a claim for a breach of a representation or warranty after the second anniversary of the Closing Date.  All representations, warranties, covenants, agreements and obligations made by the parties shall not be affected by any investigation heretofore or hereafter made by and on behalf of any of them and shall not be deemed merged into any instruments or agreements delivered in connection with the transactions contemplated hereby.  The covenants, agreements and obligations of the parties entered into pursuant to this Agreement shall survive the Closing and the consummation of the transactions contemplated herein and shall remain in full force and effect without limitation.

8.5          Limitations of Liability.

(a)   The Buyer will have no liability (for indemnification or otherwise) with respect to Claims under Section 8.2(i) until the total of all Claims with respect to such matters exceeds One Hundred Thousand Dollars and No/100 ($100,000), whereupon the Seller may claim indemnification or payment for the full amount of such Claims.

(b)   The Seller, Sub and the Shareholders will have no liability (for indemnification or otherwise) with respect to Claims under Section 8.1(i) until the total of all Claims with respect to such matters exceeds One Hundred Thousand Dollars and No/100 ($100,000), whereupon the Buyer may claim indemnification or payment for the full amount of such Claims.

(c)   The aggregate amount required to be paid by the Seller, Sub and the Shareholders pursuant to Section 8.1(i) shall not exceed $4,400,000.

(d)   The amounts recoverable by a party under this Article VIII shall be limited to actual losses, liabilities and damages, and shall not include incidental, consequential, indirect, punitive, special or exemplary losses, liabilities and damages; provided that any incidental, consequential, indirect, punitive, or exemplary losses, liabilities and damages recovered by a third party against a party entitled to indemnity pursuant to this Article VIII shall be included recoverable under such indemnity.

8.6          Payment and Offset.

(a)   Any amounts owed to the Buyer for indemnity hereunder may be paid at the option of Seller in any one or more of the following forms: (a) in cash, (b) by pro rata offset against the Notes, or (c) by delivery of Shares, which for this purposes will each be valued at the average closing price per share on the principal exchange on which such Shares are then trading for the twenty (20) trading days immediately preceding the date of delivery of Shares.

(b)   To the extent Buyer does not receive full payment of an indemnity claim within thirty days after the date the payment amount is finally determined, Buyer may, to the fullest extent permitted by Applicable Laws, offset any amounts owed to the Buyer for indemnity hereunder against amounts owed to the Seller, Sub, the Shareholders or the Key Employees (i) under the Notes (with all Notes being reduced pro rata), (ii) in respect of the Earnout Payment, or (iii) pursuant to any indemnification owed by Buyer under this ARTICLE VIII.

8.7          APPLICABILITY OF INDEMNIFICATION OBLIGATION.  EACH OF THE AGREEMENTS TO INDEMNIFY, DEFEND OR HOLD HARMLESS CONTAINED IN SECTIONS 8.1 OR 8.2 SHALL APPLY IRRESPECTIVE OF WHETHER THE SUBJECT CLAIM IS BASED IN WHOLE OR IN PART UPON THE SOLE OR CONTRIBUTORY NEGLIGENCE (WHETHER ACTIVE, PASSIVE OR GROSS), BREACH OF WARRANTY, OR BREACH OR VIOLATION OF ANY DUTY IMPOSED BY ANY LAW OR REGULATION, ON THE PART OF THE BENEFICIARY OF THE AGREEMENT, EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT.

8.8          Exclusive Remedy.  In the absence of fraud, the remedies provided in this Article VIII will be exclusive of and limit all other remedies that may be available to the parties.

ARTICLE IX

MISCELLANEOUS

9.1          Notices.  All notices and other communications required or permitted to be given or made hereunder by any party hereto shall be in writing and shall be deemed to have been duly given if delivered personally or transmitted by first class registered or certified mail, postage prepaid, return receipt requested, or sent by prepaid overnight delivery service, or sent by telecopy or facsimile transmission, to the parties at the following addresses (or at such other addresses as shall be specified by the parties by like notice):

If to the Seller, Sub or the Shareholders, to:

Weinman GeoScience, Inc.

17103 Preston Road

Suite 200

Dallas, Texas 75248

Telephone: (972) 818-2550

Facsimile: (972) 818-2553

with a copy to:

Before August 1, 2008

Thompson & Knight LLP

1700 Pacific Avenue, Suite 3300

Dallas, Texas  75201

Attn: Michael C. Titens

Telephone: (214) 969-1437

Facsimile: (214) 880-3159

Beginning August 1, 2008:

Thompson & Knight LLP

One Arts Plaza

1722 Routh Street, Suite 1500

Dallas, Texas  75201

Attn: Michael C. Titens

Telephone: (214) 969-1437

Facsimile: (214) 880-3159

If to the Buyer, to:

Global Geophysical Services, Inc.

3535 Briarpark Drive, Suite 200

Houston, Texas 77042

Attn: Craig M. Murrin

Vice President, Secretary and General Counsel

Telephone: (713) 972-9200

Facsimile: (713) 979-1560

with a copy to:

Haynes and Boone, LLP

One Houston Center

1221 McKinney, Suite 2100

Houston, Texas 77010

Attn.: Bryce D. Linsenmayer

Telephone: (713) 547-2007

Facsimile: (713) 547-2300

Such notices, demands and other communications shall be effective (i) if delivered personally or sent by courier service, upon actual receipt by the intended receipt, (ii) if mailed, upon the earlier of five (5) days after deposit in the mail or the date of delivery as shown by the return receipt therefor, or (iii) if sent by telecopy or facsimile transmission, the Business Day following the day when confirmation of receipt is received.

9.2          Entire Agreement.  This Agreement, including the Schedules, Exhibits, Annexes and other writings referred to herein or delivered pursuant hereto, constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

9.3          Amendments and Waiver; Rights and Remedies.  This Agreement may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by the parties or, in the case of a waiver, by the party waiving compliance.  No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege, or any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.  The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any party may otherwise have at law or in equity.  The rights and remedies of either party based upon, arising out of or otherwise in respect of any inaccuracy in or breach of any representation, warranty, covenant or agreement contained in this Agreement shall in no way be limited by the fact that the act, omission, occurrence or other state of facts upon which any claim of any such inaccuracy or breach is based may also be the subject matter of any other representation, warranty, covenant or agreement contained in this Agreement (or in any other agreement between the parties) as to which there is no inaccuracy or breach.

9.4          Governing Law; Jurisdiction.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Texas, without regard to the principles of conflicts of laws thereof.  For the resolution of any dispute under this Agreement, the parties agree that the United States District Court for the Southern District of Texas and the state courts within Harris County, Texas shall have exclusive venue and jurisdiction of the same.  The prevailing party in any arbitration or litigation shall be entitled to recover from the other party reasonable attorney and expert witness fees, court costs, and the administrative costs, fees and expenses incurred in the same, in addition to any other relief that may be awarded.

9.5          Binding Effect; Assignment.  This Agreement and all the provisions hereof shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns.  This Agreement shall not be assignable by any party to this Agreement without the express prior written consent of all other parties to this Agreement and, in the event of an attempted assignment by one party to this Agreement without the express prior written consent of all other parties, such attempted assignment shall be void and without effect.  Notwithstanding the foregoing, the Seller may assign some or all of its rights and obligations under this Agreement to Sub.

9.6          Counterparts.  This Agreement may be executed simultaneously in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

9.7          References.  All references in this Agreement to Articles, Sections and other subdivisions refer to the Articles, Sections and other subdivisions of this Agreement unless expressly provided otherwise.  The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited.

9.8          Severability of Provisions.  If any provision of this Agreement is held to be unenforceable, this Agreement shall be considered divisible and such provision shall be deemed inoperative to the extent it is deemed unenforceable, and in all other respects this Agreement shall remain in full force and effect; provided, however, that if any such provision may be made enforceable by limitation thereof, then such provision shall be deemed to be so limited and shall be enforceable to the maximum extent permitted by applicable law.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers hereunto duly authorized as of the date first written above.

SELLER

Weinman GeoScience, Inc.

By:
Barry L. Weinman
President and Chief Executive Officer

SUB

WGI Sub, LLC

By:
Barry L. Weinman
Manager

BUYER

Global Geophysical Services, Inc.

By:
Richard A. Degner
President and Chief Executive Officer

SHAREHOLDERS

Barry L. Weinman

Jane L. Weinman

Signature Page

Asset Purchase Agreement